

EVERGREEN

EVERGREEN MARINE CORP. (TAIWAN) LTD.

166, SEC. 2, MINSHENG E. ROAD, 104, TAIPEI, TAIWAN, R.O.C.



06015487

Division of Corporation Finance,
Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C.20549

SUPPL

July 24, 2006

Re: The information required by Rule 12g3-2(b)
from Evergreen Marine Corporation
(Taiwan) Ltd. (" the Company ")

Dear Sir / Madam,

Attached hereto is the English version of announcement that the Company had published, filed or distributed from January 1, 2006 to June 30, 2006 for your file.

If you have any question, please feel free to contact the undersigned.
(886-2-2509-3660ext 301 or gracehsieh@evergreen.com.tw)

Very truly yours,

Grace Shu-Hui Hsieh
Stock Department

dlw 7/27

FORM NO GAD-026-01

EVERGREEN MARINE CORPORATION (TAIWAN) LTD.

List of Information Referred to in Paragraph (b)(1)(I) of Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, Published, Filed or Distributed from January 1, 2006 to June 30, 2006

1.Press release or notices

A. Announcement of certain significant matters (summary English version as attachment 1-A)

2.Reports released publicly on the website: http://mops.tse.com.tw

A. Monthly operation statements from January of 2006 to June of 2006 (brief English description as attachment 2-A)

Announcement of Certain Significant Matters of Evergreen Marine Corporation (Taiwan) Ltd. (Brief English Description)

1.Date: March 1, 2006

To announce for selling five container ships -Ever Growth, Ever Gentle, Ever Garden, Ever Gifted, Ever Govern- to "Greencompass Marine S.A." in total amount of USD37,000,000.

2.Date: March 1, 2006

To announce for purchasing five container ships –Uni-Chart, Uni-Concert, Uni-Concord, Uni-Corona, Uni-Crown -from "Evergreen International Storage&Transport Corp." in total amount of USD63,800,000.

3.Date: March 1, 2006

To announce for subscribing 58,158,835 new shares of "EVA AIRWAYS CORP." in the amount of NTD697,906,020.

4.Date: March 23, 2006

To announce for convening 2006 Annual General Meeting of Shareholders at 9:00a.m. on June 23, 2006 at 15F, No.163, Shin-nan Rd., Sec. 1, Luchu, Taoyuan Hsien, Taiwan, R.O.C.

5.Date: March 23, 2006

To announce the Book closure period for the 1st and 2nd domestic unsecured convertible corporate bonds from April 25, 2006 to June 23, 2006.

6.Date: April 24, 2006

To announce for appointing Mr. Chen, Cheng-chung to replace Mr. Lin, Hsiao-chun as accounting officer.

7.Date: June 23, 2006

To announce the important resolutions passed by 2006 shareholders' meeting as follows.

(1)To approve the 2005 business report and financial statements.

(2)To approve the distribution of dividends and bonuses.

a. Stock dividend: 70 shares for each thousand shares of common stock.

b. Cash dividend: NT$1.8 per share of common stock.

c. Bonuses for employees: NT 70,000,000.

d. Bonuses for supervisors and directors: NT 60,400,000.

(3)To approve the resolution to increase capital through capitalization of retained earnings by which company will newly issue 190,761,731 shares of common stock.

(4)To approve the amendment to the ”Rules for Procedure of the Shareholders' Meeting”.

(5)To approve the amendment to the Articles of Incorporation.

(6)To approve the amendment to the ”Procedures for Fund Lending, Endorsement and Guarantee”.

(7)To approve the amendments to the ”Procedures for Transaction of Derivative Products”.

Attachment 2-A

Monthly Operation Statements of Evergreen Marine Corporation (Taiwan) Ltd. (Brief English Description)

1.Statements of operation for January 2006 (publicly announced on the website: http://mops.tse.com.tw)

Date: February 10, 2006
Net operating revenue: NTD 3,264,075,000
Amount of Endorsements/Guarantees: NTD 24,690,844,000
Balance of Third-Party Loan: NTD 0

2.Statements of operation for February 2006 (publicly announced on the website: http://mops.tse.com.tw)

Date: March 10, 2006
Net operating revenue: NTD 2,608,500,000
Amount of Endorsements/Guarantees: NTD 24,631,509,000
Balance of Third-Party Loan: NTD 0

3.Statements of operation for March 2006 (publicly announced on the website: http://mops.tse.com.tw)

Date: April 10, 2006
Net operating revenue: NTD 2,832,467,000
Amount of Endorsements/Guarantees: NTD 25,947,868,000
Balance of Third-Party Loan: NTD 0

4.Statements of operation for April 2006 (publicly announced on the website: http://mops.tse.com.tw)

Date: May 10, 2006
Net operating revenue: NTD 3,172,760,000
Amount of Endorsements/Guarantees: NTD 26,256,821,000
Balance of Third-Party Loan: NTD 0

5.Statements of operation for May 2006 (publicly announced on the website: http://mops.tse.com.tw)

Date: June 9, 2006
Net operating revenue: NTD 2,991,606,000
Amount of Endorsements/Guarantees: NTD 26,277,336,000
Balance of Third-Party Loan: NTD 0

6.Statements of operation for June 2006 (publicly announced on the website: http://mops.tse.com.tw)

Date: July 10, 2006
Net operating revenue: NTD 2,948,923,000
Amount of Endorsements/Guarantees: NTD 27,148,262,000
Balance of Third-Party Loan: NTD 0